July 3, 2024

Gerard Michel
Chief Executive Officer
Delcath Systems, Inc.
566 Queensbury Avenue
Queensbury, NY 12804

       Re: Delcath Systems, Inc.
           Registration Statement on Form S-3
           Filed June 28, 2024
           File No. 333-280551
Dear Gerard Michel:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Robert Augustin at 202-551-8483 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Industrial
Applications and
                                                           Services
cc:   Ryan Sansom